Exhibit 99.1

AMERICAS GOLD AND SILVER CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In thousands of U.S. dollars, unless otherwise stated)

Americas Gold and Silver Corporation

(In thousands of U.S. dollars, unless otherwise stated)

December 31, 2021 and 2020

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as outlined in Part I of the Chartered Professional Accountants Canada Handbook. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

(Signed) Darren Blasutti	(Signed) Warren Varga
President & Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 17, 2022

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Americas Gold and Silver Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Americas Gold and Silver Corporation and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has reported net losses from operations, including inventory write-downs and impairment to property, plant, and equipment, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the conditions and events and management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2

T: +1 416 863 1133, F: +1 416 365 8215

PwC' refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

March 17, 2022

We have served as the Company's auditor since 2015.

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Americas Gold and Silver Corporation Consolidated statements of financial position (In thousands of U.S. dollars)

	December 31,	December 31,
As at	2021	2020
Assets
Current assets
Cash and cash equivalents	$2,900	$4,705
Trade and other receivables (Note 6)	8,208	5,102
Inventories (Note 7)	10,009	8,069
Prepaid expenses	2,426	2,200
	$23,543	$20,076
Non-current assets
Restricted cash	4,078	4,082
Inventories (Note 7)	7,900	1,339
Property, plant and equipment (Note 8)	177,913	259,319
Total assets	$213,434	$284,816

Liabilities
Current liabilities
Trade and other payables	$20,576	$21,131
Deferred revenue (Note 9)	-	3,972
Metals contract liability (Note 9)	11,971	-
Derivative instruments (Note 10 and 11)	2,162	4,568
Loan payable (Note 13)	-	5,564
Glencore pre-payment facility (Note 14)	1,451	2,862
Promissory note (Note 12)	5,000	-
Government loan (Note 15)	4,499	947
	45,659	39,044
Non-current liabilities
Other long-term liabilities	1,543	4,619
Deferred revenue (Note 9)	-	19,350
Metals contract liability (Note 9)	28,934	-
Sandstorm convertible debenture (Note 10)	-	9,953
RoyCap convertible debenture (Note 11)	8,665	-
Promissory note (Note 12)	-	5,000
Government loan (Note 15)	-	3,552
Post-employment benefit obligations (Note 16)	10,866	13,398
Decommissioning provision (Note 17)	13,444	8,279
Deferred tax liabilities (Note 24)	488	459
Total liabilities	109,599	103,654

Equity
Share capital (Note 18)	423,098	350,707
Equity reserve	51,088	42,378
Foreign currency translation reserve	6,833	6,842
Deficit	(387,949)	(230,253)
Attributable to shareholders of the Company	93,070	169,674
Non-controlling interests (Note 20)	10,765	11,488
Total equity	$103,835	$181,162

Total liabilities and equity	$213,434	$284,816

Going concern (Note 2), Contingencies (Note 29)

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation

Consolidated statements of loss and comprehensive loss

For the years ended December 31, 2021 and 2020

(In thousands of U.S. dollars, except share and per share amounts)

	2021	2020

Revenue (Note 21)	$44,804	$27,883

Cost of sales (Note 22)	(84,547)	(31,239)
Depletion and amortization (Note 8)	(15,795)	(7,973)
Care and maintenance costs	(12,733)	(5,947)
Corporate general and administrative (Note 23)	(10,267)	(9,134)
Transaction costs	-	(23)
Exploration costs	(3,875)	(4,639)
Accretion on decommissioning provision	(203)	(166)
Interest and financing expense	(4,870)	(253)
Foreign exchange gain	391	546
Gain on disposal of assets	-	37
Impairment to property, plant and equipment (Note 8)	(55,979)	-
Loss on metals contract liability (Note 9)	(20,780)	-
Other gain (loss) on derivatives (Note 10, 11, 13 and 26)	1,668	(160)
Loss before income taxes	(162,186)	(31,068)
Income tax recovery (Note 24)	1,610	1,002
Net loss	$(160,576)	$(30,066)

Attributable to:
Shareholders of the Company	$(157,674)	$(25,153)
Non-controlling interests (Note 20)	(2,902)	(4,913)
Net loss	$(160,576)	$(30,066)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Actuarial gain (loss) on post-employment benefit obligations	$2,465	$(2,529)
Deferred income taxes	(1,708)	(741)
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(9)	147
Other comprehensive income (loss)	748	(3,123)
Comprehensive loss	$(159,828)	$(33,189)

Attributable to:
Shareholders of the Company	$(157,705)	$(26,968)
Non-controlling interests (Note 20)	(2,123)	(6,221)
Comprehensive loss	$(159,828)	$(33,189)

Loss per share attributable to shareholders of the Company
Basic and diluted	(1.11)	(0.24)

Weighted average number of common shares outstanding
Basic and diluted (Note 19)	141,887,984	103,941,184

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation

Consolidated statements of changes in equity

For the years ended December 31, 2021 and 2020

(In thousands of U.S. dollars, except share amounts in thousands of units)

								Attributable
						Foreign		to
	Share capital					currency		shareholders	Non-
	Common		Preferred		Equity	translation		of the	controlling	Total
	Shares	Amount	Shares	Amount	reserve	reserve	Deficit	Company	interests	equity

Balance at January 1, 2021	117,975	$350,707	-	$-	$42,378	$6,842	$(230,253)	$169,674	$11,488	$181,162
Net loss for the year	-	-	-	-	-	-	(157,674)	(157,674)	(2,902)	(160,576)
Other comprehensive income (loss) for the year	-	-	-	-	-	(9)	(22)	(31)	779	748
Contribution from non-controlling interests (Note 20)	-	-	-	-	-	-	-	-	1,400	1,400
At-the-market offering (Note 18)	27,323	30,224	-	-	-	-	-	30,224	-	30,224
January bought deal public offering (Note 18)	10,253	24,987	-	-	-	-	-	24,987	-	24,987
Sandstorm private placement (Note 18)	3,547	2,399	-	-	79	-	-	2,478	-	2,478
Conversion of Sandstorm convertible debenture (Note 10)	4,673	12,844	-	-	-	-	-	12,844	-	12,844
Conversion option of RoyCap convertible debenture (Note 11)	-	-	-	-	2,366	-	-	2,366	-	2,366
Retraction of RoyCap convertible debenture (Note 11)	799	764	-	-	(133)	-	-	631	-	631
Amendment of RoyCap convertible debenture (Note 11)	182	198	-	-	2,117	-	-	2,315	-	2,315
Common shares issued	303	735	-	-	-	-	-	735	-	735
Share-based payments	-	-	-	-	4,349	-	-	4,349	-	4,349
Exercise of options	90	240	-	-	(68)	-	-	172	-	172
Balance at December 31, 2021	165,145	$423,098	-	$-	$51,088	$6,833	$(387,949)	$93,070	$10,765	$103,835

Balance at January 1, 2020	86,607	$284,512	104	$161	$38,061	$6,695	$(203,138)	$126,291	$12,722	$139,013
Net loss for the year	-	-	-	-	-	-	(25,153)	(25,153)	(4,913)	(30,066)
Other comprehensive income (loss) for the year	-	-	-	-	-	147	(1,962)	(1,815)	(1,308)	(3,123)
Contribution from non-controlling interests (Note 20)	-	-	-	-	-	-	-	-	4,987	4,987
Acquisition of San Felipe property (Note 8)	1,687	4,350	-	-	-	-	-	4,350	-	4,350
At-the-market offering (Note 18)	9,015	14,276	-	-	-	-	-	14,276	-	14,276
May bought deal public offering (Note 18)	10,270	19,130	-	-	-	-	-	19,130	-	19,130
September bought deal public offering (Note 18)	10,205	28,040	-	-	-	-	-	28,040	-	28,040
Warrants issued on financing transaction costs	-	-	-	-	185	-	-	185	-	185
Share-based payments	-	-	-	-	4,221	-	-	4,221	-	4,221
Conversion of preferred shares	104	161	(104)	(161)	-	-	-	-	-	-
Exercise of options and deferred share units	87	238	-	-	(89)	-	-	149	-	149
Balance at December 31, 2020	117,975	$350,707	-	$-	$42,378	$6,842	$(230,253)	$169,674	$11,488	$181,162

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation Consolidated statements of cash flows For the years ended December 31, 2021 and 2020 (In thousands of U.S. dollars)

	2021	2020
Cash flow generated from (used in)

Operating activities
Net loss for the year	$(160,576)	$(30,066)
Adjustments for the following items:
Depletion and amortization	15,795	7,973
Income tax recovery	(1,610)	(1,002)
Accretion and decommissioning costs	203	166
Share-based payments	4,349	4,221
Provision on other long-term liabilities	7	1
Deferred costs on convertible debenture	47	18
Deferred revenue	(4,027)	-
Interest and financing expense	3,058	-
Cash payments to bond on decommissioning costs	-	(83)
Net charges on post-employment benefit obligations	(67)	732
Inventory write-downs	40,711	-
Impairment to property, plant and equipment	55,979	-
Loss on metals contract liability	20,780	-
Other loss (gain) on derivatives	(1,564)	713
	(26,915)	(17,327)
Changes in non-cash working capital items:
Trade and other receivables	(3,106)	510
Inventories	(19,946)	(910)
Prepaid expenses	(226)	(286)
Trade and other payables	(752)	(908)
Net cash used in operating activities	(50,945)	(18,921)

Investing activities
Expenditures on property, plant and equipment	(12,646)	(11,571)
Development costs on Relief Canyon Mine	(1,432)	(58,929)
Net cash used in investing activities	(14,078)	(70,500)

Financing activities
Repayments to Glencore pre-payment facility	(1,411)	(2,740)
Lease payments	(3,227)	(3,353)
Financing from RoyCap convertible debenture	14,911	-
At-the-market offerings	30,224	14,276
Bought deal public offerings	24,987	47,355
Sandstorm private placement	2,478	-
Loan payable	(6,116)	3,800
Government loan	-	4,499
Promissory note	-	5,000
Proceeds from exercise of options and warrants	172	149
Contribution from non-controlling interests	1,400	4,987
Net cash generated from financing activities	63,418	73,973

Effect of foreign exchange rate changes on cash	(200)	155
Decreased in cash and cash equivalents	(1,805)	(15,293)
Cash and cash equivalents, beginning of year	4,705	19,998
Cash and cash equivalents, end of year	$2,900	$4,705

Cash and cash equivalents consist of:
Cash	$2,900	$4,705

Interest paid during the year	$1,778	$1,624

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

1.Corporate information

Americas Gold and Silver Corporation (the “Company”) was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The consolidated financial statements of the Company for the year ended December 31, 2021 were approved and authorized for issue by the Board of Directors of the Company on March 17, 2022.

The Company has been closely monitoring developments in the COVID-19 outbreak declared as a global pandemic on March 11, 2020. Preventive measures to ensure the safety of the Company’s workforce and local communities have been implemented and there have been no outbreaks of COVID-19 at any of the Company’s operations to date. All of the Company’s mining and corporate operations continue to operate while the Company continues to manage and respond to COVID-19 to mitigate and minimize potential impacts of this global pandemic, in addition to other uncertainties, such as the price of commodities and cash flow positive production from the Cosalá Operations.

2.Basis of presentation and going concern

The Company prepares its consolidated financial statements on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook. These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. In preparing these financial statements, management has considered all available information about the future, which is at least, but not limited to, twelve months from year-end. Significant accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in Note 4.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company had a working capital deficit of $22.1 million, including cash and cash equivalents of $2.9 million as at December 31, 2021. During the year ended December 31, 2021, the Company reported a net loss of $160.6 million, including inventory write-downs, and impairment to property, plant, and equipment of $40.7 million and $56.0 million, respectively. At December 31, 2021, the Company does not have sufficient liquidity on hand to fund its operations for the next twelve months and will require further financing to meet its financial obligations and execute on its business plans at its mining operations.

The Company was progressing the Relief Canyon Mine to full production after declaring commercial production on January 11, 2021, however operational performance has been inconsistent since that time. Differences observed between the modelled (planned) and mined (actual) ore tonnage and carbonaceous material identified in the early phases of the mine plan resulted in significantly lower than previously expected cash flows and gold production at the Relief Canyon Mine, which was placed under temporary mining suspension effective August 13, 2021. The Company has also restarted production at the Cosalá Operations following the signing of a reopening agreement with the Mexican government on July 6, 2021.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. During 2020 and 2021, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, and registered a shelf prospectus in January 2021. The Company issued an aggregate of $18.8 million CAD in convertible debentures during 2021 and commenced an at-the-market equity offering on the New York Stock Exchange American in May 2021 for gross proceeds of up to $50 million to fund the Company’s planned operations (see Note 18), and believes it will be able to raise additional financing as needed. While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to achieve cash flow positive production at the Cosalá Operations, allowing the Company to generate sufficient operating cash flows, are significant judgments in these consolidated financial statements.

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Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

As a result, several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations, and ability to raise additional funds as necessary to fund operations and meet obligations as they come due.

These consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

3.Summary of significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a.Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany transactions and balances, income and expenses have been eliminated.

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

Special Purpose Entities (“SPE’s”) as defined by the IASB in SIC 12 Consolidation–Special Purpose Entities are entities which are created to accomplish a narrow and well-defined objective (e.g. to provide services to the operating entity). SPE’s are subject to consolidation when there is an indication that the other entity controls the SPE. The Company has determined that it controls certain SPE’s relating to service companies at its Mexican operations (4246136 Canada Inc., Servicios Especializados en Minas S.A. de C.V., Triturados Mineros del Noroeste S.A. de C.V. and Servicios Generales en Mineria S.A. de C.V.) and the accounts of those SPE’s are consolidated with those of the Company.

b.Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available. Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

c.Presentation currency and functional currency

The Company’s presentation currency is the U.S. dollar (“USD”). The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar (“CAD”), and the functional currency of its U.S. and Mexican subsidiaries and SPE’s is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

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Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

d.Foreign currency translations

Transactions in foreign currencies are translated into the entities’ functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

e.Revenue recognition

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•

Identify the enforceable contract with the customer

•

Identify the separate performance obligations in the contract from transferring the distinct good or service

•

Determine the transaction price for consideration of transferring the good or service

•

Allocate the transaction price to the separate performance obligations identified

•

Recognize revenue when each separate performance obligation is satisfied

The Company recognizes revenue through entering into concentrate sales contracts with customers with the performance obligation of delivering its concentrate production in exchange for consideration valued initially under provisional pricing arrangements. Revenue from sales is recorded at the time of delivery based on forward prices for the expected date of final settlement. The final sale prices are determined by quoted market prices in a period subsequent to the date of sale.

Subsequent variations in metal prices are recognized as embedded derivative pricing adjustments at fair value from contracts with customers.

The Company recognizes deferred revenue from advanced consideration received for fixed and variable precious metals deliveries over a specified period. Deferred revenue is recognized into revenue as performance obligations to metals delivery are satisfied over the term of the delivery contract.

The Company recognizes revenue when control of finished gold and silver, shipped in doré form, has transferred to the customer. The sale price is fixed on the date of sale primarily based on the gold and silver spot price in the London spot market.

f.Defined benefit plans

The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

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Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g.Share-based payments

The Company’s stock option plan allows its employees (including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee’s other compensation, with a corresponding increase in equity reserve.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

h.Income taxes

Income tax comprises of current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable profit. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company did not recognize any deferred income taxes relating to its investments in subsidiaries.

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Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

i.Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company’s potentially dilutive common shares comprise stock options granted to employees, and warrants.

j.Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company’s net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company’s comprehensive income (loss), components of other comprehensive income (loss) and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

k.Inventories

Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Ore stockpile is verified by periodic surveys.

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value. If carrying value exceeds net realizable value, a write-down is recognized.

Finished goods, in-circuit work in progress, and ore on leach pads are valued at the lower of cost and estimated net realizable value. Cost for in-circuit work in progress and ore on leach pads includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

Page | 13

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

l.Investments

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in companies over which the Company exercises neither control nor significant influence and are designated as financial assets at fair value through other comprehensive income. Related unrealized gains (losses) are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

m.Property, plant and equipment

(i)Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii)Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs, net of incidental revenues, relating to the acquisition and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment. Exploration expenses not related to placing the property into production are expensed as incurred.

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and on the future profitable production or proceeds from the disposition thereof.

(iii)Plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation is recorded over the estimated useful life of the asset as follows:

•

Mining interests – unit of production based upon estimated proven and probable reserves

•

Plant and equipment – 3-30 years over straight line basis

•

Corporate office equipment – 3-10 years over straight line basis

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Page | 14

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

(iv)Impairment and reversal of impairment

The Company reviews and evaluates the carrying values of its property, plant and equipment to determine whether there is an indication of impairment or reversal of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use (being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to dispose the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

(v)Care and maintenance

The Company may elect to place its mining operations in care and maintenance if continued operation is no longer economically feasible due to change in circumstances. During care and maintenance, depreciable property, plant and equipment continue to be depreciated over their useful lives.

n.Decommissioning provision

The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

o.Financial instruments

The Company classifies and measures its financial instruments at fair value, with changes in fair value recognized in profit or loss as they arise. Unless restrictive criteria regarding the objective and contractual cash flows of the instrument are met then classification and measurement are at either amortized cost or fair value through other comprehensive income.

Cash and cash equivalents and trade and other receivables are classified and measured as financial assets at amortized cost. Embedded derivatives arising from subsequent adjustments in provisional sales revenue are classified and measured as financial instruments at fair value through profit or loss. Trade and other payables are classified and measured as financial liabilities at amortized cost. Loans receivable are classified and measured as financial assets at fair value through profit or loss and loans payable are classified as financial liabilities initially at fair value through profit or loss and subsequently carried at amortized cost. Investment in equity instruments are classified and measured as financial assets at fair value through other comprehensive income.

Loans from the government are accounted for as a loan payable until forgiveness is reasonably assured and the loan is derecognized through the consolidated statement of loss and comprehensive loss.

Page | 15

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

p.Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset and amortized over the expected useful life of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

q.Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

r.Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

s.Restricted cash

Restricted cash includes cash that has been pledged for reclamation and closure activities which are not available for immediate disbursement.

4.Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

Page | 16

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

(ii)Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

(iii)Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, among other things, the expected volatility of the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

Page | 17

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

(vi)Assessment of impairment and reversal of impairment indicators

The Company applies judgment in assessing whether indicators of impairment or reversal of impairment exist for a cash generating unit which would require impairment testing. Internal and external sources such as changes in use of an asset, capital and production forecasts, commodity prices, quantities of reserves and resources, and changes in market, economic, and legal environment are used by management in determining whether there are any indicators.

The Company determines recoverable amount based on the after-tax discounted cash flows from a cash generating unit’s life-of-mine cash flow projection which incorporates management’s best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies. Absent a life-of-mine cash flow projection, a market approach of comparable companies is used to determine recoverable amount of in-situ ounces from the cash generating unit.

(vii)Commercial production

The determination of timing on which a mining property enters into commercial production is a significant judgment since capitalization of development costs ceases and revenue recognition begins upon declaration of commercial production. As a mining property is constructed, development costs incurred are capitalized while pre-production costs and revenues are capitalized and accumulated into such development costs. Commercial production is declared once the mining property is available for its intended use on a commercial scale as defined by management. Revenue recognition, cost of sales, and depletion of the mining property begins when commercial production has been achieved, and are recognized into the consolidated statement of loss and comprehensive loss.

(viii)Cash flows from production at the Cosalá Operations and impact on operations

The Company had negative operating cash flows in 2021 and a working capital deficit at year-end while mining operations in Cosalá was halted by an illegal blockade (see Note 2). The ability to achieve cash flow positive production at the Cosalá Operations, allowing the Company to generate sufficient operating cash flows, is a significant judgment in these financial statements with respect to the Company’s liquidity and the $60.3 million carrying value of the Cosalá Operations segment. Should the Company experience negative operating cash flows in future periods or experience further stoppage to mining operations, the Company may need to raise additional funds through the issuance of equity or debt securities.

5.Changes in accounting policies and recent accounting pronouncements

The following are future changes in accounting policies not yet effective as at December 31, 2021:

(i)Property, plant and equipment

Amendments to IAS 16 - Property, Plant and Equipment – Proceeds before Intended Use - The standard is amended to prohibit deducting from the cost of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendments apply retrospectively only to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is assessing the impact of the amendments on the consolidated financial statements and have adopted the standard effective January 1, 2022.

Page | 18

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

6.Trade and other receivables

	December 31,	December 31,
	2021	2020

Trade receivables	$4,740	$2,761
Value added taxes receivable	3,219	1,916
Other receivables	249	425
	$8,208	$5,102

7.Inventories

	December 31,	December 31,
	2021	2020

Concentrates	$1,929	$2,327
In-circuit work in progress	886	-
Ore on leach pads	1,515	-
Ore stockpiles	526	607
Spare parts and supplies	5,153	5,135
	10,009	8,069
Long-term ore on leach pads	6,505	-
Long-term ore stockpiles	1,395	1,339
	7,900	1,339

	$17,909	$9,408

Long-term ore on leach pads and ore stockpiles represent inventories expected to convert into saleable form beyond one year.

Effective January 11, 2021, the Relief Canyon Mine declared commercial production resulting in the transfer of $29.3 million from non-producing properties to inventories based on expected recoverable ounces of gold from the leaching process. During the year ended December 31, 2021, the Company recorded ore on leach pads inventory write-downs of $15.1 million from write-downs to net realizable value based on period-end spot prices and $24.8 million from lowering expected gold recoveries due to identification of carbonaceous material.

The amount of inventories recognized in cost of sales was $84.5 million during the year ended December 31, 2021 (2020: $31.2 million), including concentrates, ore on leach pads, and ore stockpiles write-down to net realizable value of $40.6 million, and spare parts and supplies write-down to net realizable value of $0.1 million (2020: $0.3 million and $0.2 million, respectively).

Page | 19

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

8.Property, plant and equipment

	Mining	Non-producing	Plant and	Right-of-use	Corporate office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2020	$121,121	$57,344	$89,062	$7,701	$122	$275,350
Asset additions	7,238	51,007	15,969	2,211	118	76,543
Change in decommissioning provision	370	(10)	-	-	-	360
Balance at December 31, 2020	128,729	108,341	105,031	9,912	240	352,253
Asset additions	7,017	952	5,242	1,461	-	14,672
Change in decommissioning provision	4,962	-	-	-	-	4,962
Reclassification	67,558	(96,824)	-	-	-	(29,266)
Balance at December 31, 2021	$208,266	$12,469	$110,273	$11,373	$240	$342,621

Accumulated depreciation
and depletion
Balance at January 1, 2020	$(50,215)	$-	$(34,379)	$(305)	$(62)	$(84,961)
Depreciation/depletion for the year	(4,145)	-	(3,510)	(291)	(27)	(7,973)
Balance at December 31, 2020	(54,360)	-	(37,889)	(596)	(89)	(92,934)
Depreciation/depletion for the year	(5,486)	-	(8,845)	(1,423)	(41)	(15,795)
Impairment for the year	(41,245)	-	(11,021)	(3,713)	-	(55,979)
Balance at December 31, 2021	$(101,091)	$-	$(57,755)	$(5,732)	$(130)	$(164,708)

Carrying value
at December 31, 2020	$74,369	$108,341	$67,142	$9,316	$151	$259,319
at December 31, 2021	$107,175	$12,469	$52,518	$5,641	$110	$177,913

Effective January 11, 2021, the Relief Canyon Mine declared commercial production which the Company defined as operating at an average of 60% targeted capacity within its mining feasibility study. As a result, the Company transferred from non-producing properties $29.3 million and $67.6 million in net book value to inventories and mining interests, respectively.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. Impairment indicators were identified during the three-month period ended March 31, 2021 from gold production of the Relief Canyon Mine due to differences observed between the modelled (planned) and mined (actual) ore tonnage and carbonaceous material identified in the early phases of the mine plan. The Company assessed the recoverability of the carrying amount of the cash-generating unit and an impairment to the $121.8 million carrying value of the Relief Canyon Mine was identified. The Company recorded an impairment loss of $55.6 million which is allocated against mineral interests of $41.2 million, plant and equipment of $10.7 million, and right-of-use lease assets of $3.7 million relating to the Relief Canyon Mine as at March 31, 2021. The $66.2 million recoverable amount of the Relief Canyon Mine’s net assets was determined based on the after-tax discounted cash flows expected to be derived from this property’s fair-market value less estimated costs of disposal. The after-tax discounted cash flows were determined based on an updated life-of-mine cash flow projection which incorporated management’s best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Fair value models are considered to be Level 3 within the fair value hierarchy. Key assumptions used in Relief Canyon Mine's fair value model as at March 31, 2021 include estimation of production profile and reserves from its life-of-mine plan, operating and capital costs to extract the reserves, discount rate of 6-8% based on the Company's weighted average cost of capital, gold price from $1,860 per ounce in 2021 down to $1,608 per ounce in 2025 and beyond based on observable market data including spot price and industry analyst consensus, and mine life of 5 years. An increase and decrease in discount rate of 1% would impact the recoverable amount by estimates of approximately $2.3 million decrease and $2.4 million increase, respectively, an increase and decrease in gold recovery rate of 1% would impact the recoverable amount by estimates of approximately $4.7 million increase and $4.7 million decrease, respectively, and an increase and decrease in long-term gold price of $100 per ounce would impact the recoverable amount by estimates of approximately $16.6 million increase and $17.3 million decrease, respectively. This impairment was assessed on the extrapolation of data from the initial phases of mining onto the remaining mining phases with additional leaching test work ongoing. If a subsequent impairment test indicated further changes in the expected cash flows, gold production, and commodity prices, it could result in a material recovery or impairment to the carrying amount.

Page | 20

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine after impairments is approximately $26.8 million, $27.4 million, and $4.1 million, respectively, as at December 31, 2021.

The Company recognized an impairment loss of $0.4 million during the year ended December 31, 2021 related to damaged equipment from the Cosalá Operations. No other impairment or impairment reversal were identified for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance as at December 31, 2021.

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico. As at December 31, 2018, the property purchase option was reclassified as an asset held-for-sale as its carrying amount will be recovered principally through sale. A write-down of $3.7 million was recorded for the year ended December 31, 2018 to measure the asset held-for-sale at the lower of its carrying amount of $10.6 million and fair value less estimated costs to disposal of $6.9 million. The Company made three of the remaining eight contractual quarterly option payments of $0.75 million to Hochschild during the year ended December 31, 2019. As at December 31, 2019, the property purchase option was no longer classified as an asset held-for-sale and was reclassified to property, plant and equipment as its carrying amount of $9.3 million will be recovered principally through continuing use. On October 8, 2020, the Company settled its remaining contractual option payments with Hochschild through issuance of the Company’s common shares to acquire the 100% interest of the San Felipe property (see Note 18). As at December 31, 2021, the carrying amount of the San Felipe property was $12.5 million included in non-producing properties.

The amount of borrowing costs capitalized as property, plant and equipment was $0.1 million during the year ended December 31, 2021 (2020: $4.2 million).

9.Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine. The Purchase Agreement consists of a combination of fixed and variable deliveries from the Relief Canyon Mine. The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at December 31, 2021, the fair value of the repurchase option was nil.

The Company recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and will recognize the amounts in revenue as performance obligations to metals delivery are satisfied over the term of the metals delivery and purchase agreements. The advances received on precious metals delivery is expected to reduce to nil through deliveries of the Company’s own production to Sandstorm. The Company determined the amortization of deferred revenue on a per unit basis to be equal to the expected total deliveries of gold ounces over the term of the precious metals delivery and purchase agreements.

Interest expense of $0.1 million was capitalized as borrowing costs to property, plant and equipment for the year ended December 31, 2021 (2020: $1.8 million) in connection with the accretion of a significant financing component determined from the advances received on precious metals delivery.

As at December 31, 2021, the Company derecognized the outstanding carrying value of deferred revenue, net of transaction costs, and recognized the fixed and variable deliveries of precious metals as a financial liability measured at fair value through profit or loss as the Company expects that metal deliveries to Sandstorm may no longer be satisfied through internal gold production. Fair value of the metals contract liability was determined using forward commodity pricing curves at end of the reporting period resulting in $20.8 million loss to fair value on metals contract liability.

The following are components of deferred revenue and metals contract liability:

	December 31,	December 31,
	2021	2020
Advances received	$25,000	$25,000
Recognition of revenue	(6,777)	(2,750)
Deferred revenue	18,223	22,250
Deferred transaction costs	(332)	(409)
Accretion on significant financing component	1,902	1,481
Net deferred revenue	19,793	$23,322
Interest and financing expense	332
Loss on metals contract liability	20,780
Net metals contract liability	$40,905
Current portion	$11,971	$3,972
Non-current portion	28,934	19,350
	$40,905	$23,322

Page | 21

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

10.Sandstorm convertible debenture

On April 3, 2019, the Company issued a $10 million convertible debenture (the “Sandstorm Convertible Debenture”) to Sandstorm due April 3, 2023 with interest payable at 6% per annum and repayable at the Company’s option prior to maturity. The funds available under the Sandstorm Convertible Debenture included the principal amount of the $3 million unsecured, promissory note previously issued to Sandstorm by the Company.

The Sandstorm Convertible Debenture was convertible into common shares of the Company at Sandstorm’s option at a conversion price of $2.14 and prepaid at the Company’s option at any time prior to the maturity date. The Company recorded a net derivative liability of nil on initial recognition based on the estimated fair value of the conversion and prepayment option and recognized a gain of $1.8 million in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021 (2020: loss of $0.2 million) as a result of the change in the estimated fair value of the conversion and prepayment option.

The initial fair value of the principal portion of the Sandstorm Convertible Debenture was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds are allocated to the conversion option.

On February 1, 2021, Sandstorm converted $5 million of the principal amount of the Company’s $10 million outstanding Sandstorm Convertible Debenture into an aggregate of 2,336,448 common shares at a conversion price of $2.14. On March 3, 2021, Sandstorm converted the remaining $5 million of the principal amount of the outstanding Sandstorm Convertible Debenture into an aggregate of 2,336,448 common shares at the same conversion price.

Interest expense of nil was capitalized as borrowing costs to property, plant and equipment for the year ended December 31, 2021 (2020: $0.6 million) in connection with the Sandstorm Convertible Debenture.

11.RoyCap convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “RoyCap Convertible Debenture”) to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The RoyCap Convertible Debenture is redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”), is retractable at RoyCap’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”), and convertible at RoyCap’s option into the Company’s common shares at a conversion price of $3.35 CAD (the “Conversion Option”).

Page | 22

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

On inception, the RoyCap Convertible Debenture, which may be settled through a fixed amount of the Company’s own equity instruments, was treated as a compound financial instrument with the principal portion classified as a liability component and the Conversion Option as an equity component. The initial fair value of the principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds were allocated to the Conversion Option as equity. A net derivative liability of $1.4 million was recorded on initial recognition based on the estimated fair value of the combined Redemption Option and Retraction Option.

During the year ended December 31, 2021, the principal amount of the RoyCap Convertible Debenture was reduced by $0.9 million CAD through partial exercises of the Retraction Option by RoyCap. The Company settled the retraction amounts through issuance of 798,579 of the Company’s common shares.

On November 12, 2021, the Company amended the RoyCap Convertible Debenture by increasing the principal balance by $6.3 million CAD to a total outstanding principal of $17.9 million CAD, in addition to amending its conversion price of $3.35 CAD to $1.48 CAD, and the terms to its Retraction Option retractable at a cumulative $0.3 million CAD per month to a cumulative $0.45 million CAD per month. All other material terms of the RoyCap Convertible Debenture remain unchanged. The Company derecognized the associated carrying values of the RoyCap Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $2.1 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

The Company recognized a loss of $0.2 million in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021 as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.

12.Promissory note

On December 15, 2020, the Company issued a $5 million promissory note (the “Promissory Note”) to Sandstorm due June 15, 2022 with interest payable at 7% per annum and repayable at the Company’s option prior to maturity. Interest expense of nil was capitalized as borrowing costs to property, plant and equipment for the year ended December 31, 2021 in connection with the Promissory Note (2020: $0.1 million).

13.Loan payable

On January 16, 2020, the Company entered into a $5 million precious metals delivery and purchase agreement with Macquarie Bank Ltd. (“Macquarie”) for working capital purposes at the Relief Canyon Mine to be settled through monthly fixed deliveries of gold production ounces commencing July 31, 2020.

On July 31, 2020, the Company amended the $5 million precious metals delivery and purchase agreement with Macquarie to a secured loan payable settled through monthly fixed cash payments totaling $7.2 million payable over a 6-month period commencing October 2020, among other terms (the “Loan Payable”). The Company also entered into gold collar options over the same period as the fixed cash payments and recorded a net derivative asset of nil on initial recognition based on the estimated fair value of the gold collar options and recognized a gain of $0.1 million in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021 (2020: nil) as a result of change in the estimate fair value of the gold collar options. The Loan Payable was repaid in full during the year ended December 31, 2021.

Financing expense of nil was capitalized as borrowing costs to property, plant and equipment for the year ended December 31, 2021 in connection with the Loan Payable (2020: $1.7 million).

Page | 23

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

14.Glencore pre-payment facility

On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, an initial term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael Mine where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Repayment of principal on the Pre-Payment Facility began in January 2018 as an additional tonnage charge on shipments of concentrate where $3.9 million, $5.5 million, and $2.7 million were paid during the years ended December 31, 2018, 2019, and 2020, respectively. The Company paid $1.4 million during the year ended December 31, 2021.

15.Government loan

On May 11, 2020, the Company received approximately $4.5 million in loan through the Paycheck Protection Program from the U.S. CARES Act (the “Government Loan”) to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. The Government Loan has a term of two years at an interest rate of 1% per annum and may be forgiven if proceeds are used for payroll and other specifically defined expenses and employee and compensation levels are maintained. The Government Loan will be recognized as a reduction of related payroll and other expenses incurred once forgiveness is reasonably assured.

16.Post-employment benefit obligations

The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver – Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company’s funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2021 is approximately 9 years.

The amounts recognized in the consolidated statements financial position are as follows:

	December 31,	December 31,
	2021	2020

Present value of funded obligations	33,646	34,024
Fair value of plan assets	22,780	20,626
Deficit of funded plans	$10,866	$13,398

The movements in the defined benefit obligations are as follows:

	December 31,	December 31,
	2021	2020

Obligations, beginning of year	$34,024	$29,519
Current service costs	929	753
Interest costs	845	949
Benefits paid	(1,169)	(1,111)
Actuarial loss (gain)	(983)	3,914
Obligations, end of year	$33,646	$34,024

Page | 24

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

The movements in the fair value of plan assets are as follows:

	December 31,	December 31,
	2021	2020

Assets, beginning of year	$20,626	$19,382
Return on assets	534	625
Actuarial gain	1,482	1,385
Employer contributions	1,307	345
Benefits paid	(1,169)	(1,111)
Assets, end of year	$22,780	$20,626

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:

	December 31,	December 31,
	2021	2020

Current service costs, interest costs, and return on assets included in cost of sales	$1,240	$1,077

The principal actuarial assumptions are as follows:

	December 31,	December 31,
	2021	2020

Discount rate (expense)	2.50%	3.25%
Discount rate (year end disclosures)	2.75%	2.50%
Future salary increases (salaried plan only)	5.00%	5.00%

A 1% decrease in discount rate would have resulted in approximately $5.8 million increase in the defined benefit obligation from $33.6 million to $39.4 million as at December 31, 2021 (2020: $6.1 million increase in the defined benefit obligation from $34.0 million to $40.1 million). A 1% increase in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $33.6 million to $33.7 million as at December 31, 2021 (2020: $0.1 million increase in the defined benefit obligation from $34.0 million to $34.1 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 2.6% (2020: 3.2%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.

Expected contributions to pension benefit plans for the year ended December 31, 2022 are approximately $0.6 million, inclusive of contributions for fiscal 2021 of $0.1 million. For the year ended December 31, 2021, the actuarial gains charged to other comprehensive income are $2.5 million (2020: actuarial losses of $2.5 million).

17.Decommissioning provision

The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

The decommissioning provision relates to reclamation and closure costs of the Company’s Cosalá Operations, Galena Complex, and Relief Canyon Mine. The decommissioning provision is estimated at an undiscounted amount of $17.4 million over a period of 4 to 16 years, and discounted using a risk-free rate varying from 1.3% to 7.6%.

Page | 25

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2021	2020

Provisions, beginning of year	$8,279	$7,765
Decommissioning costs and change in estimates	4,962	348
Accretion on decommissioning provision	203	166
Provisions, end of year	$13,444	$8,279

18.Share capital

On April 16, 2020, the Company closed an at-the-market offering agreement (the “February 2020 ATM Agreement”) for gross proceeds of $15.0 million through issuance of 9,014,953 common shares. As part of the February 2020 ATM Agreement, approximately $0.7 million in transaction costs were incurred and offset against share capital.

On May 13, 2020, the Company completed a bought deal public offering of 10,269,500 common shares at a price of $2.80 CAD per common share for aggregate gross proceeds of approximately $20.4 million or $28.75 million CAD, which included the exercise by the underwriters, in full of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.3 million in transaction costs were incurred and offset against share capital, and 1,000,000 warrants for approximately $0.2 million were issued to the Company’s advisor and offset against share capital where each warrant is exercisable for one common share at an exercise price of $3.50 CAD for a period of two years starting July 9, 2020.

On September 4, 2020, the Company completed a bought deal public offering of 10,204,510 common shares at a price of $3.86 CAD per common share for aggregate gross proceeds of approximately $29.8 million or $39.39 million CAD, which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.7 million in transaction costs were incurred and offset against share capital.

On July 9, 2020, the Company completed the outstanding option acquisition agreement to acquire a 100% interest of the San Felipe property with Hochschild where the Company agreed to issue to Hochschild 1,687,401 of the Company’s common shares with a value equal to the outstanding payment of $3.75 million plus VAT using the 5-day volume-weighted average price on the Toronto Stock Exchange as of the date of the parties’ agreement, subject to adjustment in certain circumstances. On October 8, 2020, the Company issued the 1,687,401 common shares to Hochschild.

On January 29, 2021, the Company completed a bought deal public offering of 10,253,128 common shares at a price of $3.31 CAD per common share for aggregate gross proceeds of approximately $26.7 million or $33.94 million CAD, which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.7 million in transaction costs were incurred and offset against share capital.

On May 17, 2021, the Company entered into an at-the-market offering agreement (the “May 2021 ATM Agreement”) where the Company may at its discretion and from time-to-time during the term of the May 2021 ATM Agreement, sell in the United States, through its agent, such number of common shares of the Company as would result in aggregate gross proceeds of up to $50.0 million. As at December 31, 2021, the Company has received aggregate gross proceeds of $31.4 million through issuance of 27,323,389 common shares from the May 2021 ATM Agreement, with approximately $1.2 million in transaction costs incurred and offset against share capital.

On October 21, 2021, the Company closed a non-brokered private placement with Sandstorm for gross proceeds of $2.5 million through issuance of 3,346,542 of the Company’s common shares priced at approximately $0.94 CAD per share. As part of the non-brokered private placement, approximately $0.1 million in transaction costs were incurred and offset against share capital, and 200,793 common shares and 200,793 warrants for approximately $0.2 million and $0.1 million, respectively, were issued to the Company’s advisor and offset against share capital where each warrant is exercisable for one common share at an exercise price of $0.94 CAD for a period of two years starting November 22, 2021.

Page | 26

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

a.Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	December 31,	December 31,
	2021	2020

Issued
165,145,187 (2020: 117,975,579) common shares	$423,098	$350,707
Nil (2020: Nil) preferred shares	-	-
	$423,098	$350,707

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b.Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		December 31,		December 31,
		2021		2020
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of year	10,659	$3.45	8,021	$3.29
Granted	3,700	1.70	3,710	3.85
Exercised	(90)	2.39	(73)	2.60
Expired	(1,690)	4.43	(999)	3.75
Balance, end of year	12,579	$2.81	10,659	$3.45

Page | 27

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2021:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$1.00 to $2.00	2.56	3,700	$1.70	1,233	$1.70
$2.01 to $3.00	0.27	3,042	2.39	3,042	2.39
$3.01 to $4.00	2.33	5,837	3.73	4,655	3.70
		12,579	$2.81	8,930	$2.98

c.Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the year ended December 31, 2021 was $0.60 (2020: $1.26).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020

Expected stock price volatility (1)	68%	63%
Risk free interest rate	0.56%	0.29%
Expected life	3 years	3 years
Expected forfeiture rate	2.66%	2.34%
Expected dividend yield	0%	0%

Share-based payments included in cost of sales	$-	$-
Share-based payments included in general and administrative expenses	4,030	3,799
Total share-based payments	$4,030	$3,799

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.Warrants

The warrants that are issued and outstanding as at December 31, 2021 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,074,999	3.12	Oct 2018	Oct 1, 2023
15,889	11.32	Apr 2019	May 6, 2022
389,771	2.40	May 2019	May 13, 2022
1,241,200	2.40	May 2019	May 29, 2022
118,664	3.37	Jul 2019	Jul 25, 2022
177,506	4.45	Oct 2019	Oct 30, 2022
1,000,000	3.50	Jul 2020	Jul 9, 2022
200,793	0.94	Nov 2021	Nov 22, 2023
4,218,822

Page | 28

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

e.Restricted share units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at December 31, 2021, 122,466 (2020: 276,762) restricted share units are outstanding at an aggregate value of $0.1 million (2020: $0.9 million).

f.Deferred share units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at December 31, 2021, 878,744 (2020: 519,803) deferred share units are issued and outstanding.

19.Weighted average basic and diluted number of common shares outstanding

	Year ended	Year ended
	December 31,	December 31,
	2021	2020

Basic weighted average number of shares	141,887,984	103,941,184
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	141,887,984	103,941,184

Diluted weighted average number of common shares for the year ended December 31, 2021 excludes nil anti-dilutive preferred shares (2020: nil), 12,578,957 anti-dilutive stock options (2020: 10,658,957) and 4,218,822 anti-dilutive warrants (2020: 6,264,520).

20.Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. After the first year, contributions revert to the proportional percentage of ownership interests to fund capital projects and operations.

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.

Page | 29

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

21.Revenue

The following is a disaggregation of revenue categorized by commodities sold:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020

Gold
Sales revenue	$4,027	$-
Derivative pricing adjustments	-	-
	4,027	-
Silver
Sales revenue	$27,438	$19,212
Derivative pricing adjustments	(267)	370
	27,171	19,582
Zinc
Sales revenue	$5,973	$3,078
Derivative pricing adjustments	96	(1,094)
	6,069	1,984
Lead
Sales revenue	$20,617	$16,142
Derivative pricing adjustments	169	(400)
	20,786	15,742
Other by-products
Sales revenue	$190	$15
Derivative pricing adjustments	(46)	71
	144	86

Total sales revenue	$58,245	$38,447
Total derivative pricing adjustments	(48)	(1,053)
Gross revenue	$58,197	$37,394
Treatment and selling costs	(13,393)	(9,511)
	$44,804	$27,883

The amount of gold sales revenue recognized from deferred revenue (see Note 9) was $4.0 million during the year ended December 31, 2021.

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 26).

22.Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020

Salaries and employee benefits	$23,913	$19,941
Contract services on site	17,138	-
Raw materials and consumables	11,652	6,953
Utilities	3,350	3,109
Other costs	7,729	2,146
Changes in inventories	(19,946)	(910)
Inventory write-downs	40,711	-
	$84,547	$31,239

Page | 30

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

23.Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the year ended December 31, 2021 and 2020:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020

Salaries and employee benefits	$2,428	$2,456
Directors’ fees	383	366
Share-based payments	3,745	4,028
Professional fees	2,075	788
Office and general	1,636	1,496
	$10,267	$9,134

The Company recognized a reduction of approximately $0.1 million during the year ended December 31, 2021 (2020: $0.3 million) related to wage subsidies received through the Canada Emergency Wage Subsidy during the COVID-19 pandemic.

24.Income taxes

The components of income tax expense are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020

Current income tax expense	$69	$30
Deferred income tax recovery	(1,679)	(1,032)
Income tax recovery	$(1,610)	$(1,002)

The Company’s effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020

Loss before income taxes	$(162,186)	$(31,068)
Statutory rate	26.5%	26.5%
Tax recovery at statutory rate	(42,979)	(8,233)
Mexican mining royalty	29	(587)
Impact of foreign tax rates	1,415	(230)
Non-deductible expenses	4,329	2,610
Losses not recognized	35,596	5,438
Income tax recovery	$(1,610)	$(1,002)

Page | 31

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

The Company’s net deferred tax asset relates to the U.S. alternative minimum tax credits available:

	December 31,	December 31,
	2021	2020

Alternative minimum tax credits	$-	$-
Provisions and reserves	-	-
Net operating losses	-	6,792
Total deferred tax assets	-	6,792
Property, plant and equipment	-	(6,792)
Net deferred tax assets	$-	$-

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	December 31,	December 31,
	2021	2020

Property, plant and equipment	$1,321	$850
Other	-	-
Total deferred tax liabilities	1,321	850
Provisions and reserves	(833)	(391)
Net deferred tax liabilities	$488	$459

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable for the foreseeable future:

	December 31,	December 31,
	2021	2020

Property, plant and equipment	$19,776	$18,360
Mexican tax losses (expiring in 2023 - 2031)	36,349	37,897
Canadian tax losses (expiring in 2034 - 2041)	29,183	23,999
U.S. tax losses (expiring in 2025 - 2037)	31,957	31,956
U.S. tax losses (no expiry)	158,942	21,953
Provisions and other	78,254	49,959
Deferred Mexican mining royalty	488	459
	$354,949	$184,583

Page | 32

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

25.Key management transactions

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020

Salaries and benefits	$1,371	$1,269
Directors’ fees	383	366
Share-based payments	2,950	3,132

26.Financial risk management

a.Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of December 31, 2021, the Company’s exposure to credit risk with respect to trade receivables amounts to $4.7 million (2020: $2.8 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at December 31, 2021, and December 31, 2020.

(ii)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms. See Note 2 for discussion of the Company’s basis of presentation and going concern.

Page | 33

Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

The following table presents the contractual maturities of the Company’s financial liabilities and provisions on an undiscounted basis:

	December 31, 2021
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$20,576	$20,576	$-	$-	$-
Glencore pre-payment facility	1,451	1,451	-	-	-
Promissory note	5,000	5,000	-	-	-
Interest on promissory note	159	159	-	-	-
RoyCap convertible debenture	14,080	-	14,080	-	-
Interest on RoyCap convertible debenture	2,620	1,126	1,494	-	-
Government loan	4,499	4,499	-	-	-
Metals contract liability	41,319	11,971	21,884	7,464	-
Projected pension contributions	3,506	612	1,065	1,185	644
Decommissioning provision	17,396	-	-	-	17,396
Other long-term liabilities	1,543	-	536	471	536
	$112,149	$45,394	$39,059	$9,120	$18,576

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	December 31, 2021
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$3,767	$3,767	$-	$-	$-
Other long-term liabilities	1,007	-	536	471	-
	$4,774	$3,767	$536	$471	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 5% to 11% applied during the year:

	December 31,	December 31,
	2021	2020

Lease liabilities, beginning of year	$6,377	$7,025
Additions	1,123	1,962
Lease principal payments	(2,720)	(2,594)
Lease interest payments	(507)	(759)
Accretion on lease liabilities	501	743
Lease liabilities, end of year	$4,774	$6,377

(iii)Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)Interest rate risk

The Company is subject to the interest rate risk of U.S. LIBOR rate plus 7% per annum from the existing Pre-Payment Facility. Interest rates of other financial instruments are fixed.

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Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

(2)Currency risk

As at December 31, 2021, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXN”):

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at December 31, 2021
	CAD	MXN

Cash and cash equivalents	$88	$502
Trade and other receivables	30	3,425
Trade and other payables	2,175	5,150

As at December 31, 2021, the CAD/USD and MXN/USD exchange rates were 1.27 and 20.58, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates for the year ended December 31, 2021 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$1,277	$1,095
Other comprehensive loss	(122)	4

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at December 31, 2021 and December 31, 2020, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the year ended December 31, 2021, the Company did not settle any non-hedge foreign exchange forward contracts (2020: settled non-hedge foreign exchange forward contracts to buy 26.0 million MXN and recorded a realized gain of nil through profit and loss).

(3)Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2021, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.5 million (2020: $0.3 million).

As at December 31, 2021 and December 31, 2020, the Company does not have any non-hedge commodity forward contracts outstanding. During the year ended December 31, 2021, the Company did not settle any non-hedge commodity forward contracts (2020: settled non-hedge commodity forward contracts for approximately 1.6 million and 3.3 million pounds of zinc and lead, respectively, and recorded a realized gain of nil through profit and loss).

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the year ended December 31, 2021 was nil (2020: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debentures and loan payable during the year ended December 31, 2021 was a gain of $1.7 million (2020: loss of $0.2 million).

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Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

b.Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•

Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•

Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•

Metals contract liability: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.

•

Convertible debentures, promissory note, and loan payable: The principal portion of the convertible debentures, promissory note, and loan payable are initially measured at fair value and subsequently carried at amortized cost.

•

Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•

Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•

Level 3 inputs are unobservable (supported by little or no market activity).

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Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2021	2020

Level 1
Cash and cash equivalents	$2,900	$4,705
Restricted cash	4,078	4,082

Level 2
Trade and other receivables	8,208	5,102
Derivative instruments	2,162	4,568
Metals contract liability	40,905	-

Amortized cost
Loan payable	-	5,564
Glencore pre-payment facility	1,451	2,862
Promissory note	5,000	5,000
Government loan	4,499	4,499
Sandstorm convertible debenture	-	9,953
RoyCap convertible debenture	8,665	-

27.Segmented and geographic information, and major customers

a.Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.Geographic information

All revenues from sales of concentrates for the years ended December 31, 2021 and 2020 were earned in Mexico and the United States. The following segmented information is presented as at and during the years ended December 31, 2021 and 2020. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

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Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

	As at December 31, 2021					As at December 31, 2020
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$531	$569	$1,472	$328	$2,900	$133	$1,257	$52	$3,263	$4,705
Trade and other receivables	6,852	1,326	-	30	8,208	2,297	2,769	-	36	5,102
Inventories	6,113	2,724	9,072	-	17,909	6,346	3,062	-	-	9,408
Prepaid expenses	423	1,072	584	347	2,426	428	832	650	290	2,200
Restricted cash	133	53	3,892	-	4,078	137	53	3,892	-	4,082
Property, plant and equipment	55,950	63,423	58,292	248	177,913	58,029	53,701	147,183	406	259,319
Total assets	$70,002	$69,167	$73,312	$953	$213,434	$67,370	$61,674	$151,777	$3,995	$284,816

Trade and other payables	$5,802	$5,755	$6,270	$2,749	$20,576	$6,627	$5,096	$6,152	$3,256	$21,131
Derivative instruments	-	-	-	2,162	2,162	-	-	-	4,568	4,568
Loan payable	-	-	-	-	-	-	-	-	5,564	5,564
Glencore pre-payment facility	1,451	-	-	-	1,451	2,862	-	-	-	2,862
Other long-term liabilities	-	1,361	159	23	1,543	-	529	3,557	533	4,619
Deferred revenue	-	-	-	-	-	-	-	-	23,322	23,322
Metals contract liability	-	-	-	40,905	40,905	-	-	-	-	-
Sandstorm convertible debenture	-	-	-	-	-	-	-	-	9,953	9,953
RoyCap convertible debenture	-	-	-	8,665	8,665	-	-	-	-	-
Promissory note	-	-	-	5,000	5,000	-	-	-	5,000	5,000
Government loan	-	4,499	-	-	4,499	-	4,499	-	-	4,499
Post-employment benefit obligations	-	10,866	-	-	10,866	-	13,398	-	-	13,398
Decommissioning provision	2,008	6,929	4,507	-	13,444	2,130	2,365	3,784	-	8,279
Deferred tax liabilities	488	-	-	-	488	459	-	-	-	459
Total liabilities	$9,749	$29,410	$10,936	$59,504	$109,599	$12,078	$25,887	$13,493	$52,196	$103,654

	Year ended December 31, 2021					Year ended December 31, 2020
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$5,491	$34,915	$4,398	$-	$44,804	$1,424	$26,459	$-	$-	$27,883
Cost of sales	(3,605)	(31,367)	(49,575)	-	(84,547)	(1,816)	(29,423)	-	-	(31,239)
Depletion and amortization	(1,657)	(6,623)	(7,355)	(160)	(15,795)	(2,224)	(5,415)	(194)	(140)	(7,973)
Care and maintenance costs	(7,309)	(997)	(4,427)	-	(12,733)	(5,501)	(446)	-	-	(5,947)
Corporate general and administrative	-	-	-	(10,267)	(10,267)	-	-	-	(9,134)	(9,134)
Transaction costs	-	-	-	-	-	-	-	-	(23)	(23)
Exploration costs	(58)	(3,181)	(636)	-	(3,875)	(379)	(3,697)	(563)	-	(4,639)
Accretion on decommissioning provision	(125)	(28)	(50)	-	(203)	(106)	(21)	(39)	-	(166)
Interest and financing income (expense)	(186)	-	(1,766)	(2,918)	(4,870)	(243)	-	84	(94)	(253)
Foreign exchange gain	184	-	-	207	391	189	-	-	357	546
Gain on disposal of assets	-	-	-	-	-	-	37	-	-	37
Impairment to property, plant and equipment	(356)	-	(55,623)	-	(55,979)	-	-	-	-	-
Loss on metals contract liability	-	-	-	(20,780)	(20,780)	-	-	-	-	-
Other gain (loss) on derivatives	-	-	-	1,668	1,668	-	-	-	(160)	(160)
Loss before income taxes	(7,621)	(7,281)	(115,034)	(32,250)	(162,186)	(8,656)	(12,506)	(712)	(9,194)	(31,068)
Income tax recovery (expense)	(98)	518	-	1,190	1,610	470	741	-	(209)	1,002
Net loss for the year	$(7,719)	$(6,763)	$(115,034)	$(31,060)	$(160,576)	$(8,186)	$(11,765)	$(712)	$(9,403)	$(30,066)

c.Major customers

For the year ended December 31, 2021, the Company sold concentrates and finished goods to two major customers (2020: one major customer) accounting for 90% and 9% (2020: 100%) of revenues.

28.Capital management

Capital is defined as equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company’s activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

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Americas Gold and Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated)

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development, it is the policy of the Company to preserve cash to fund its operations and complete its capital projects and not to pay dividends. As of December 31, 2021, and 2020, the Company is not subject to any externally imposed capital requirements.

The following summarizes the Company’s capital structure:

	December 31,	December 31,
	2021	2020

Equity attributable to shareholders of the Company	$93,070	$169,674

29.Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $9.6 million (MXN 196.8 million), of which $4.1 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.6 million (MXN 94.6 million) of their original reassessment. The remaining $5.0 million (MXN 102.2 million) consists of $4.1 million (MXN 84.4 million) related to transactions with certain suppliers and $0.9 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.1 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at December 31, 2021, the accrued liability of the probable obligation was $1.0 million (2020: $1.0 million).

In July 2021, the Company has been served with a statement of claim that was filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer (the “Action”). Pursuant to the Action, the representative plaintiff seeks damages of $130 million CAD in relation to the Company’s public disclosure concerning its Relief Canyon Mine. Although no assurance can be given with respect to the ultimate outcome, the Company believes that the complaint against it is unfounded and without merit, and it intends to vigorously defend the proceeding.

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